UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PRINCIPIA BIOPHARMA INC.

(Name of Subject Company)

PRINCIPIA BIOPHARMA INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74257L108

(CUSIP Number of Class of Securities)

Martin Babler

President and Chief Executive Officer

Principia Biopharma Inc.

220 East Grand Avenue

South San Francisco, California 94080

(650) 416-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Principia Biopharma Inc. (“Principia”) by Sanofi, a French société anonyme (“Sanofi”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of August 16, 2020 (the “Merger Agreement”) by and among Principia, Sanofi and Kortex Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Sanofi (“Purchaser”). Pursuant to the Merger Agreement, Purchaser will commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Principia common stock, for $100.00 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Principia (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with Principia continuing as the surviving corporation in the Merger.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Principia employee FAQs, first made available on August 16, 2020.

(ii)	Letter to Principia employees, first sent on August 16, 2020.

The information set forth under Items 1.01, 5.02, 8.01 and 9.01 of the Current Report on Form 8-K filed by Principia on August 17, 2020 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential plans, and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Principia management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Principia, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement, the risk that stockholder litigation in connection with the proposed transaction may result in significant costs and the possibility of any termination of the Merger Agreement; the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the FDA, and risks associated with Principia’s intellectual property. The forward-looking statements contained in this communication are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions of Principia’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees or vendors. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Principia’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on the companies’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in in Principia’s public filings with the SEC from time to time, including Principia’s most recent Annual Report on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Principia’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Principia does not undertake any obligation to update or revise any forward-looking information or statements.

About the Offer

The Offer for the outstanding shares of Principia common stock referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the Offer materials that will be filed with the SEC upon the commencement of the Offer. At the time the Offer is commenced, Sanofi and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and Principia will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.

THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. PRINCIPIA STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRINCIPIA SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Principia at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available free of charge at the SEC’s web site, http://www.sec.gov, or under the “Investors & Media” section of Principia’s website, www.principiabio.com. Free copies of these materials and certain other offering documents will be sent to Principia’s stockholders by the information agent for the Offer.

Additional Information

In addition to the Solicitation/Recommendation Statement that Principia will file, Principia files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Principia at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Principia’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website at http://www.sec.gov.

Exhibit Index

Exhibit Number	Description

99.1	Principia Biopharma Inc. employee FAQs, first made available on August 16, 2020.

99.2	Letter to Principia Biopharma Inc. employees, first sent on August 16, 2020.